SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Caesars Entertainment Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

127686103

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Hamlet Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 21,301,628 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 21,301,628 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,301,628 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.0%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Hamlet Holdings B, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 24,190,449 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 24,190,449 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,190,449 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.4%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 24,190,449 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 24,190,449 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,190,449 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.4%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Co-Invest Hamlet Holdings B, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 41,030,371 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 41,030,371 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,030,371 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Co-Invest Hamlet Holdings, Series LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 14,338,363 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 14,338,363 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,338,363 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 2.0%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,559,183 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 79,559,183 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,559,183 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.3%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,559,183 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 79,559,183 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,559,183 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.3%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,559,183 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 79,559,183 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,559,183 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.3%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,559,183 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 79,559,183 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,559,183 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.3%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AAA Investments (Co-Invest VI), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,963 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,963 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,963 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AAA Associates, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,963 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,963 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,963 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AAA MIP Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,963 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,963 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,963 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person CO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Alternative Assets, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,963 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,963 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,963 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo International Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,963 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,963 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,963 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo International Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,963 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,963 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,963 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,569,146 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 79,569,146 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,569,146 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.3%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,569,146 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 79,569,146 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,569,146 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.3%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person LeverageSource III (H Holdings), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 417,956 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 417,956 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 417,956 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person LeverageSource III GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 417,956 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 417,956 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 417,956 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person LeverageSource V S.à.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,492,967 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,492,967 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,967 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person LeverageSource V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,492,967 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,492,967 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,967 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person LS V GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,492,967 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,492,967 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,967 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person LeverageSource Holdings, L.P. with respect to Series V

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,492,967 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,492,967 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,967 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person LeverageSource Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,492,967 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,492,967 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,967 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person LeverageSource, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,492,967 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,492,967 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,967 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI (EH), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,910,923 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,910,923 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,910,923 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.7%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI (EH-GP), Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,910,923 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,910,923 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,910,923 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.7%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VII (EH), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,492,967 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,492,967 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,967 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VII (EH-GP), Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,492,967 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,492,967 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,967 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person OO

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,910,923 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,910,923 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,910,923 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.7%

14	Type of Reporting Person PN

CUSIP No. 127686103		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,910,923 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,910,923 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,910,923 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.7%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Caesars Entertainment Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at One Caesars Palace Drive, Las Vegas, Nevada 89109.

Item 2.   Identity and Background

This Schedule 13D is filed jointly by (i) Apollo Hamlet Holdings, LLC, a Delaware limited liability company (“Apollo Hamlet Holdings”), (ii) Apollo Hamlet Holdings B, LLC, a Delaware limited liability company (“Apollo Hamlet Holdings B”), (iii) Co-Invest Hamlet Holdings B, LLC, a Delaware limited liability company (“Co-Invest B”), (iv) Co-Invest Hamlet Holdings, Series LLC, a Delaware limited liability company (“Co-Invest Series”), (v) Apollo Investment Fund VI, L.P., a Delaware limited partnership (“AIF VI”), (vi) Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”), (vii) AIF VI Management, LLC, a Delaware limited liability company (“AIF VI LLC”), (viii) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (ix) Apollo Management GP, LLC, a Delaware limited liability company (“Apollo Management GP”), (x) AAA Investments (Co-Invest VI, L.P., a Delaware limited partnership (“AAA (Co-Invest VI”), (xi) AAA Associates, L.P., Guernsey limited partnership (“AAA Associates”), (xii) AAA MIP Limited, a limited company incorporated in Guernsey (“AAA MIP”), (xiii) Apollo Alternative Assets, L.P. (“AAA”), (xiv) Apollo International Management, L.P., a Delaware limited partnership (“Int’l Management”), (xv) Apollo International Management GP, LLC, a Delaware limited liability company (“Int’l Management GP”), (xvi) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (xvii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”), (xviii) LeverageSource III (H Holdings), L.P., an exempted limited partnership registered in the Cayman Islands (“LS III (H Holdings)”), (xix) LeverageSource III GP, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“LS III GP”), (xx) LeverageSource V S.à.r.l., a private limited liability company incorporated in Luxembourg (“LS V S.à.r.l.”), (xxi) LeverageSource V, L.P., a Delaware limited partnership (“LS V LP”), (xxii) LS V GP, LLC, a Delaware limited liability company (“LS V GP”), (xxiii) LeverageSource Holdings, L.P. with respect to Series V, a Delaware series limited partnership (“LS Holdings w/r/t V”), (xxiv) LeverageSource Holdings GP, LLC, a Delaware limited liability company (“LS Holdings GP”), (xxv) LeverageSource, L.P., an exempted limited partnership registered in the Cayman Islands (“LS LP”), (xxvi) Apollo Advisors VI (EH), L.P., an exempted limited partnership registered in the Cayman Islands (“Advisors VI (EH)”), (xxvii) Apollo Advisors VI (EH-GP), Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Advisors VI (EH-GP)”), (xxviii) Apollo Advisors VII (EH), L.P., an exempted limited partnership registered in the Cayman Islands (“Advisors VII (EH)”), (xxix) Apollo Advisors VII (EH-GP) Ltd, an exempted company incorporated in the Cayman Islands with limited liability (“Advisors VII (EH-GP)”), (xxx) Apollo Principal Holdings III, L.P., an exempted limited partnership registered in the Cayman Islands (“Principal III”), and (xxxi) Apollo Principal Holdings III GP, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Principal III GP”).  The foregoing are referred to herein collectively as the “Reporting Persons.”

The principal address of each of Apollo Hamlet Holdings, Apollo Hamlet Holdings B, AIF VI, Management VI, AIF VI Management, Apollo Management, Management GP, Int’l Management, Int’l Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, 43rd Floor, New York, New York 10019.  The principal address of each of Co-Invest B and Co-Invest Series is c/o Apollo Management VI, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019 and c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.  The principal address of each of AAA (Co-Invest VI), AAA, LS III (H Holdings), LS V LP, LS V GP, LS Holdings w/r/t V, LS Holdings GP and LS LP is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address of each of AAA Associates and AAA MIP is Trafalgar Court, Les Banques, GY1 3QL, St. Peter Port, Guernsey, Channel Islands.  The principal address of each of LS III GP, Advisors VI (EH) and Advisors VII (EH) is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.  The principal address of each of Advisors VI (EH-GP), Advisors VII (EH-GP), Principal Holdings III and Principal Holdings III GP, is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town KY1-9005, Cayman Islands.  The principal address of LS V S.à r.l. is 44, Avenue J.F. Kennedy, Luxembourg L-1855, Luxembourg.

Apollo Hamlet Holdings, Apollo Hamlet Holdings B, Co-Invest B, Co-Invest Series, AAA (Co-Invest VI), LS III (H Holdings) and LS V S.à r.l. each hold shares of Common Stock of the Issuer.

Apollo Hamlet Holdings, Apollo Hamlet Holdings B, Co-Invest B and Co-Invest Series are each principally engaged in the business of investment in securities of the Issuer.  AIF VI is the sole member of Apollo Hamlet Holdings B, and is principally engaged in the business of directly and indirectly investing in securities, including those of the Issuer.  Management VI is the investment manager of AIF VI and one of the managing members of each of Co-Invest B and Co-Invest Series, and is principally engaged in serving as a manager and providing investment management services to AIF VI, Co-Invest B, Co-Invest Series and other Apollo entities.

TPG GenPar V, L.P. is the other managing member of each of Co-Invest B and Co-Invest Series, and is also the general partner of TPG V Hamlet AIV, L.P., which is the managing member of each of TPG Hamlet Holdings, LLC (“TPG Hamlet Holdings”) and TPG Hamlet Holdings B, LLC (“TPG Hamlet Holdings B”), each of which also holds shares of the Issuer’s Common Stock.  Due to the terms of the limited liability company agreements governing Co-Invest B and Co-Invest Series, which require both of the managing members of each of Co-Invest B and Co-Invest Series to act unanimously in voting or disposing of assets, the shares of the Issuer’s Common Stock respectively held of record by the Co-Invest Entities are reported as beneficially owned by both co-managers and are included in the shares reported in this Schedule 13D.  The shares of the Issuer’s Common Stock held of record by TPG Hamlet Holdings and TPG Hamlet Holdings B are not included in this Schedule 13D, and none of TPG GenPar V, L.P., TPG V Hamlet AIV, L.P. or the TPG Entities are included as Reporting Persons.

AIF VI LLC is the general partner of Management VI, and is principally engaged in serving as the general partner of Management VI.  Apollo Management is the sole member-manager of AIF VI LLC, and is principally engaged in serving as the sole member-manager of AIF VI LLC, and as a shareholder or member and manager of other Apollo management entities.  Apollo Management GP is the general partner of Apollo Management, and is principally engaged in the business of serving as the general partner of Apollo Management.

AAA (Co-Invest VI) is principally engaged in the business of investing in securities.  AAA Associates is principally engaged in serving as the general partner of AAA (Co-Invest VI) and other investment funds.  AAA MIP serves as the general partner of AAA Associates, and is principally engaged in the business of serving as the general partner of AAA Associates and other investment funds.  Alternative Assets provides management services to AAA Associates, as well as to AAA Investments and AAA MIP, and is principally engaged in the business of providing management services to AAA Investments, AAA MIP and other investment funds.  Intl Management serves as the managing general partner of Alternative Assets and is principally engaged in serving as the general partner or managing general partner of Apollo management entities.  International GP serves as the general partner of Intl Management and is principally engaged in the business of serving as the general partner of Intl Management.

Management Holdings is the sole member-manager of Apollo Management GP and Int’ Management GP, and is principally engaged in the business of serving as the sole member-manager of Apollo Management GP, Int’l Management GP and other Apollo management entities.  Management Holdings GP is the general partner of Management Holdings, and is principally engaged in the business of serving as the general partner of Management Holdings.

LS III (H Holdings) is principally engaged in the business of investing in securities of the Issuer.  LS III GP serves as the the general partner of LS III (H Holdings), and is principally engaged in serving as the general partner of LS III (H Holdings) and other investment funds.  LS V S.à r.l. is principally engaged in the business of investing in securities. LS V LP serves as the sole shareholder of LS V S.à r.l, and is principally engaged in the business of serving as the sole shareholder of LS V S.à r.l.  LS V GP serves as the general partner of LS V LP, and is principally engaged in serving as the general partner of LS V LP.  LS Holdings w/r/t V is the sole member of LS V GP, and is principally engaged in serving as the sole member of LS V GP.  LS Holdings GP serves as the general partner of LS Holdings w/r/t V, and is principally engaged in serving as the general partner of LS Holdings w/r/t V.  LS LP serves as the sole member of LS Holdings GP, and is principally engaged in serving as the sole member of LS Holdings GP and other investment funds.  Advisors VI (EH) serves as the sole shareholder of LS III GP and as one of the general partners of LS LP, and is principally engaged in the business of serving as the sole shareholder of LS III GP, the general partner of LS LP, and the sole shareholder or general partner ofother investment funds.  Advisors VI (EH-GP) serves as the general partner of Advisors VI (EH) and is principally engaged in the business of serving as the general partner of Advisors VI (EH).  Advisors VII (EH) serves as the other general partner of LS LP, and is principally engaged in the business of serving as the general partner of LS LP and other investment funds.  Advisors VII (EH-GP) serves as the general partner of Advisors VII (EH) and is principally engaged in the business of serving as the general partner of Advisors VII (EH).  Principal III serves as the sole shareholder of Advisors VI (EH-GP) and Advisors VII (EH-GP), and is principally engaged in serving as the sole shareholder or sole member and manager of Advisor VI (EH-GP), Advisors VII (EH-GP) and other Apollo advisor entities.  Principal III GP serves as the general partner of Principal III and is principally engaged in the business of serving as the general partner of Principal III.

Attached as Appendix A to Item 2 is information concerning the managers of Apollo Hamlet Holdings and Management Holdings GP, and the directors of Principal Holdings III GP, as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

On August 23, 2016, Management VI, Apollo Management VII, L.P. and two other Apollo affiliated investment advisers (collectively, the “Apollo Advisers”), without admitting or denying the Securities and Exchange Commission’s (the “Commission”) findings of a violation of the Investment Advisers Act of 1940, consented to the entry of an order by the Commission instituting administrative and cease-and-desist proceedings, making findings and imposing a cease-and-desist order as well as civil monetary penalties in the amount of $12,500,000.  With respect to conduct participated in by Management VI, the Commission found that the Apollo Advisers had failed to disclose to investors considering investments in certain private equity funds that they would accelerate monitoring fees charged to portfolio companies when the portfolio company was sold and the monitoring arrangement terminated.  In addition, the Commission found that the Apollo Advisers failed to reasonably supervise a former senior partner who had charged personal items and services to Apollo-advised funds, and failed to adopt and implement written policies and procedures reasonably designed to prevent violations of the Advisers Act arising from the failure to disclose in advance the acceleration of monitoring fees as well as the improper reimbursement of expenses. As a result of this conduct, the Commission found that the Apollo Advisers violated Sections 203(e)(3), 206(2) and 206(4) of the Advisers Act and Rules 206(4)-7 and 206(4)-8 adopted thereunder.

Other than as discussed above, none of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On October 6, 2017, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, by and between Caesars Acquisition Company (“CAC”) and the Issuer, as amended by the First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2017, by and between CAC and the Issuer (collectively, the “A&R Merger Agreement”), CAC merged with and into the Issuer, with the Issuer being the surviving corporation (the “Merger”).  At the effective time of the Merger, each share of common stock, par value $0.001 per share, of CAC was converted into the right to receive 1.625 shares of Common Stock.  Accordingly, pursuant to the Merger Agreement, Apollo Hamlet Holdings, Apollo Hamlet Holdings B, Co-Invest B and Co-Invest Series acquired an aggregate of 100,860,811 shares of Common Stock of the Issuer, in exchange for the 62,068,191 shares, in the aggregate, of CAC’s common stock, par value $0.001 per share, held by them immediately prior to the closing of the Merger.

Pursuant to the Amended and Restated Irrevocable Proxy dated as of October 6, 2017 (the “2017 Proxy”), effective upon the closing of the Merger, Apollo Hamlet Holdings, Apollo Hamlet Holdings B, Co-Invest B and Co-Invest Series, TPG Hamlet Holdings and TPG Hamlet Holdings B (together, the “Sponsors”), granted Hamlet Holdings, LLC (“Holdings”) a proxy in respect of all of the shares of the common stock, par value $0.01 per share, of the Company acquired by the Sponsors in exchange for shares of CAC common stock (the “Subject Shares”).  Pursuant to the 2017 Proxy, each of the Sponsors irrevocably constituted and appointed Holdings, with full power of substitution, its true and lawful proxy and attorney-in-fact to: (i) vote the Subject Shares held by that Sponsor at any meeting (and any adjournment or postponement thereof) of the Company’s stockholders, and in connection with any written consent of the Company’s stockholders, and (ii) direct and effect the sale, transfer or other disposition of all or any part of the Subject Shares held by that Sponsor, as and when so determined in the sole discretion of Holdings, subject to certain exceptions.  All or a portion of the Subject Shares, as the case may be, that are held by a Sponsor will be released from and will no longer be subject to the 2017 Proxy upon the earlier of (i) the sale, transfer or other disposition by Holdings of such Subject Shares, or the sale, transfer or other disposition of such Subject Shares pursuant to tag-along rights agreed to under the 2017 Proxy whereby the Sponsors can participate on a pro rata basis in the case of a sale of Subject Shares by a Sponsor to a third party that is not affiliated with any of the Sponsors, or (ii) with respect to all of the Subject Shares held by a Sponsor, the delivery by a Sponsor to the other Sponsors of a written notice of the Sponsor’s intent to terminate the proxy and release the Subject Shares from the transfer restrictions granted under the 2017 Proxy.  Transfers among the Sponsors and from a Sponsor to an affiliate that signs a joinder to the 2017 Proxy are permitted, but all Subject Shares transferred in any such permitted transaction will remain subject to the 2017 Proxy until released as described above.

Also on October 6, 2017, upon the consummation of the reorganization of Caesars Entertainment Operating Company (“CEOC”) and certain of its subsidiaries pursuant to a third amended joint plan of reorganization (the “Reorg Plan”), AAA (Co-Invest VI), LS III (H Holdings) and LS V S.à.r.l. acquired an aggregate of 4,920,886 shares of Common Stock, in exchange for an aggregate of $291,392,238.49 in principal amount of debt of CEOC and certain of its subsidiaries that was held by AAA (Co-Invest VI), LS III (H Holdings) and LS V S.à.r.l. prior to the reorganization.  AAA (Co-Invest VI), LS III (H Holdings) and LS V S.à.r.l. obtained the funds used to acquire the debt of CEOC and certain CEOC subsidiaries from capital contributions received from its limited partners or shareholder, as applicable.  None of the shares received by AAA (Co-Invest VI), LS III (H Holdings) or LS V S.à.r.l. are subject to the 2017 Proxy.

The descriptions of the A&R Merger Agreement, the 2017 Proxy and the Reorg Plan as described in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the A&R Merger Agreement, the 2017 Proxy and the Reorg Plan, which are included in this Schedule 13D as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

Item 4.   Purpose of Transaction

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes.  Notwithstanding the rights of Holdings to vote and dispose of the Subject Shares pursuant to the 2017 Proxy, the Reporting Persons each retain the right to change their investment intent, to terminate the 2017 Proxy with respect to the Subject Shares, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.   Interest in Securities of the Issuer

Apollo Hamlet Holdings, Apollo Hamlet Holdings B, Co-Invest B, Co-Invest Series, AAA (Co-Invest VI), LS V S.à.r.l. and LS III (H Holdings) hold an aggregate of 105,781,697 shares of Common Stock of the Issuer, representing approximately 15.0% of the outstanding Common Stock of the Issuer.  Of that amount, an aggregate 100,860,811 shares are held of record by Apollo Hamlet Holdings, Apollo Hamlet Holdings B, Co-Invest B and Co-Invest Series and are subject to the 2017 Proxy, pursuant to which Holdings has the sole right to terminate and dispose of such shares, subject to the right of each of the Sponsors to terminate the 2017 Proxy with respect to the Subject Shares held by that Sponsor by written notice to the other Sponsors, and the termination of the 2017 Proxy with respect to any shares subject to the 2017 Proxy that are sold, transferred or other disposed of by Holdings or by any of the Apollo Entities, the Co-Invest Entities or the TPG Entities in a transaction with a third party that is not affiliated with any of them.  The shares of Common Stock held of record by AAA (Co-Invest VI), LS V S.à.r.l. and LS III (H Holdings) are not subject to the 2017 Proxy.

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by the Reporting Persons assumes that there are 703,452,351 shares of Common Stock issued and outstanding as of October 6, 2017, following the closing of the Merger and the CEOC Plan, which figure is based on information provided to the Reporting Person by the Company.

(b)   See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)   Except as described in this Schedule 13D, there have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)   Not applicable.

(e)   Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.   Material to Be Filed as Exhibits

Exhibit 1:                   Joint Filing Agreement dated as of October 10, 2017, by and among the Reporting Persons

Exhibit 2:                   Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 10-K filed with the Securities & Exchange Commission on July 11, 2016), as amended by the First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2017, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 10-K filed with the Securities & Exchange Commission on February 21, 2017)

Exhibit 3                       Amended and Restated Irrevocable Proxy, dated as of October 6, 2017, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC (incorporated by reference to Exhibit 3 to Amendment No. 4 to Schedule 13D filed by Holdings with the Securities & Exchange Commission on October 12, 2017)

Exhibit 4                       Debtors’ Third Amended Joint Plan of Reorganization, filed with the United States Bankruptcy Court for the Northern District of Illinois in Chicago on January 13, 2017, at Docket No. 6318 (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4 filed with the Securities & Exchange Commission on June 5, 2017)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  October 16, 2017

APOLLO HAMLET HOLDINGS, LLC

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Authorized Person

APOLLO HAMLET HOLDINGS B, LLC

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Authorized Person

CO-INVEST HAMLET HOLDINGS B, LLC

By:	/s/ David Sambur
Name:	David Sambur
Title:	Authorized Person

CO-INVEST HAMLET HOLDINGS, SERIES LLC

By:	/s/ David Sambur
Name:	David Sambur
Title:	Authorized Person

APOLLO INVESTMENT FUND VI, L.P.

By:	Apollo Advisors VI, L.P.
its managing partner

	By:	Apollo Capital Management VI, LLC
its general partner

		By:	/s/ Laurie E. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT VI, L.P.

By:	AIF VI Management, LLC
its general partner

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

AIF VI MANAGEMENT, LLC

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

AAA INVESTMENTS (CO-INVEST VI), L.P.

By:	AAA Associates, L.P.
its general partner

By:	Apollo Alternative Assets, L.P.
its service provider

By:	Apollo International Management, L.P.
its managing general partner

	By:	Apollo International Management GP, LLC
its general partner

		By:	/s/ Laurie E. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

AAA ASSOCIATES, L.P.

By:	Apollo Alternative Assets, L.P.
its service provider

	By:	Apollo International Management, L.P.
its managing general partner

		By:	Apollo International Management GP, LLC
its general partner

		By:	/s/ Laurie E. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

AAA MIP LIMITED

By:	Apollo Alternative Assets, L.P.
its service provider

	By:	Apollo International Management, L.P.
its managing general partner

		By:	Apollo International Management GP, LLC
its general partner

		By:	/s/ Laurie E. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO ALTERNATIVE ASSETS, L.P.

By:	Apollo International Management, L.P.
its managing general partner

	By:	Apollo International Management GP, LLC
its general partner

		By:	/s/ Laurie E. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO INTERNATIONAL MANAGEMENT, L.P.

By:	Apollo International Management GP, LLC
its general partner

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO INTERNATIONAL MANAGEMENT GP, LLC

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

LEVERAGESOURCE III (H HOLDINGS), L.P.

By:	LeverageSource III GP, Ltd.
its general partner

By:	Apollo Advisors VI (EH), L.P.
its sole shareholder

By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

	By:	/s/ Laurie E. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

LEVERAGESOURCE III GP, LTD.

By:	Apollo Advisors VI (EH), L.P.
its sole shareholder

By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

	By:	/s/ Laurie E. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

LEVERAGESOURCE V, S.À R.L.

By:	LeverageSource V, L.P.
its sole shareholder

By:	LS V GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

LEVERAGESOURCE V, L.P.

By:	LS V GP, LLC
its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

LS V GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

LEVERAGESOURCE HOLDINGS, L.P.
with respect to SERIES V therof

By:	LeverageSource Holdings GP, LLC
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

LEVERAGESOURCE HOLDINGS GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

LEVERAGESOURCE, L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

	By:	/s/ Laurie E. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

By:	Apollo Advisors VII (EH), L.P.
its general partner

	By:	Apollo Advisors VII (EH-GP), Ltd.
its general partner

	By:	/s/ Laurie E. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO ADVISORS VI (EH), L.P.

By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

	By:	/s/ Laurie E. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO ADVISORS VI (EH-GP), LTD.

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO ADVISORS VII (EH), L.P.

By:	Apollo Advisors VII (EH-GP), Ltd.
its general partner

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO ADVISORS VII (EH-GP), LTD.

By:	/s/ Laurie E. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO PRINCIPAL HOLDINGS III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.
its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APPENDIX A

The following sets forth information with respect to the managers of Apollo Hamlet Holdings and Management Holdings GP, and the directors of Principal Holdings III GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers of Apollo Hamlet Holdings and Management Holdings GP, as well as executive officers of Management Holdings GP, and the directors of Principal Holdings III GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as the managers of Apollo Hamlet Holdings, as the managers, and executive officers, of Management Holdings GP, as the directors of Principal Holdings III GP, and as executive officers, managers and directors, as the case may be, of other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the shares of common stock included in this report, as well as the shares of Preferred Stock held by any of the Reporting Persons, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose..